September 30, 2025

Richard Dauch
Chief Executive Officer
Workhorse Group Inc.
3600 Park 42 Drive, Suite 160E
Sharonville, Ohio 45241

       Re: Workhorse Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 22, 2025
           File No. 001-37673
Dear Richard Dauch:

       We have conducted a limited review of your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Prelimianry Proxy Statement on Schedule 14A filed September 22, 2025
Who will be the controlling stockholder of the Combined Company?, page 5

1. Please disclose the name of the controlling stockholder that will initially own approximately 62.5% of Workhorse. Also, revise the last paragraph on page 54 to disclose the name of the controlling stockholder. In addition, revise the Certain
       Relationships and Related Party Transactions section beginning on page 190 to disclose the name of the controlling stockholder.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.
 September 30, 2025
Page 2



                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing
cc:   Arthur McMahon, III